SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

23 May 2006

Royal & Sun Alliance Insurance Group plc

(Translation of registrant’s name into English)

9th Floor, One Plantation Place

30 Fenchurch Street

London EC3M 3BD

Great Britain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No

If ‘Yes’ is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc

(Registrant)

Dated: 23 May 2006	By:	/s/ M R Chambers
	Name:	M R Chambers
	Title:	General Counsel and Group Company Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Directors Share Purchase released 18 May 2006

99.2	Results of voting at Annual General Meeting released 22 May 2006

99.3	Directors Share Purchase released 22 May 2006